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June 21, 2006
Dominic Minore, Esq.
Securities and Exchange Commission
Division of Investment Management
Room 4711
100 F Street, N.E.
Washington, D.C. 20549

Re:	Highland Credit Strategies Fund (the “Trust”)
Pre-Effective Amendment No. 5 to Registration Statement on
Form N-2 (File Numbers 333-132436; 811-21869)
Dear Mr. Minore:
     We received your written comments on April 21, 2006 to the Registration Statement on Form N-2, as filed on March 15, 2006, oral comments on May 17, 2006 through May 19, 2006 to the Registration Statement on Form N-2, Pre-Effective Amendment No. 2, as filed on May 10, 2006 and oral comments on June 16, 2006 to the Registration Statement on Form N-2, Pre-Effective Amendment No. 4, as filed on June 9, 2006 to register the common stock of the Trust under the Securities Act of 1933 and the Investment Company Act of 1940 ( the “1940 Act”).
     The Trust has considered your comments and has authorized us to make the responses and the changes discussed below to the Registration Statement on the Trust’s behalf. The changes have been reflected in Pre-Effective Amendment No. 5 to the Trust’s Registration Statement, which we have attached hereto marked to show the changes made in response to your comments, as well as other changes made to the Registration Statement since Pre-Effective Amendment No. 4. For ease of reference, we have included your comments below.

Securities and Exchange Commission
June 21, 2006

1. Comment: Clarify what is meant by “[e]stimated offering expenses do not include any borrowing cost and expenses” in the penultimate sentence in footnote (3) on the cover of the prospectus.
     Response: This sentence has been deleted. The first sentence of footnote (3) has also been clarified and expanded to identify all estimated offering expenses of the Preferred Share Offering. Highland Capital Management, L.P., the investment adviser, has confirmed that no funds were borrowed to subsidize any offering expenses.
2. Comment: Add a subheading on page 3 of the prospectus under “Investment Adviser and Administrator” to discuss certain conflicts of interest, such as the current disclosure on page 58 to the effect that the Investment Adviser will benefit when the Trust leverages itself because the Trust’s Managed Assets will increase with leverage. Conflicts are also accentuated by the fact that collateral received on securities loaned is included in Managed Assets. Alternatively, you can add this disclosure under a new “Potential Conflicts of Interest” risk factor.
     Response: Disclosure has been added to the prospectus under the above-referenced heading on page 3 and under “Management of the Trust — Investment Adviser” on page 58.
3. Comment: Confirm that the total leverage (through the issuance of preferred shares, borrowing of money or a combination) of approximately 20% to 50% of Managed Assets immediately after Preferred Shares are issued is consistent with the assumption of total leverage in the amount of 30% of total assets (including the proceeds of all such leverage) under the Fee Table on page 20. In other words, confirm that during the first full year of operations the Trust will have a total leverage of no greater than 30% of total assets (including the proceeds of all such leverage), even though it may in the future have total leverage of 50%.
     Response: We have confirmed on pages 3 and 47 that during its first full year of operations, the Trust will have a total leverage at the time the leverage is incurred of no greater than 30% of the Trust’s total assets (including the proceeds of all such leverage). Thereafter total leverage of the Trust is expected to range between 20% to 50% of its Managed Assets.

Securities and Exchange Commission
June 21, 2006

4. Comment: Under “Summary of Trust Expenses — Shareholder Transaction Expenses,” substitute “holders of common shares” for “the Trust” in the second and fourth line items of the table. Also, delete “Estimated” from the heading to the table titled “Estimated Annual Expenses.”
     Response: These changes have been made.
5. Comment: The Fee Table on page 20 reflects estimated annual expenses as a percentage of “Net Assets.” Accordingly, briefly explain in the text immediately following this table the method used to convert “Managed Assets” to “Net Assets” and what assumptions were used for purposes of presenting this expense in the Fee Table. Also confirm that “Management fees” is the only line item in the Fee Table that is affected by reference to “Managed Assets” rather than “Net Assets.”
     Response: “Management fees” are the Trust’s advisory and administration fees, which are computed based on “Managed Assets.” As a result, such fees have been converted to “Net Assets” for purposes of the fee table presentation as follows: management fees, assuming no leverage, divided by (one minus the assumed leverage of 30% of the Trust’s total assets). We have been advised by an officer of the Trust that no other line item is affected by reference to “Managed Assets.”
6. Comment: In the heading “Underwriters — Additional Compensation to Be Paid by Investment Adviser” add “to an Underwriter” at the end.
     Response: This change has been made.
7. Comment: Please confirm to the staff whether the NASD has approved the underwriting terms of the Trust’s offering.
     Response: On June 14, 2006, the NASD decided to raise no objections with respect to the fairness and reasonableness of the underwriting terms of the Trust’s offering.
8. Comment: Add the Advisory Fee to the Form of Investment Advisory Agreement (Exhibit (g)) and the administration services fee to the Form of Administration Services Agreement (Exhibit (k)(2)).
     Response: The Advisory Fee has been added to the Form of Investment Advisory Agreement, and the administration services fee has been added to the Form of Administration Services Agreement. These agreements will be executed by the closing date of the offering of common shares.

Securities and Exchange Commission
June 21, 2006

9. Comment: Disclose whether the NASD has any objections to the marketing and structuring fee agreement or the amount being provided thereunder.
     Response: The NASD has raised no objections to the Marketing and Structuring Fee Agreement or the amount being provided thereunder. As noted above, on June 14, 2006, the NASD decided to raise no objections with respect to the fairness and reasonableness of the underwriting terms of the Trust’s offering.
     Please do not hesitate to contact me at (212) 735-2913 should you have any questions regarding this letter or filing.
Sincerely,
/s/ Leslie Lowenbraun
Leslie Lowenbraun
cc: Philip Harris, Esq.